November 18, 2005

Mr. Robert F. Telewicz, Jr.
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	EasyLink Services Corporation Item 4.02 Form 8-K Filed November 9, 2005 File No. 0-26371

Dear Mr. Telewicz

This letter is in response to the comments included in your November 15th letter concerning the Securities and Exchange Commission filing noted above for EasyLink Services Corporation. In responding to your comments the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses follow in the same order as presented in your November 15, 2005 letter.

Form 8-K

1.	We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

It is the intention of the Company to file its amended financial statements (2004 10-K/A and first quarter 2005 10-Q/A) by the end of November as announced in our press release attached as an exhibit to our Form 8-K but no later than December 19, 2005 (the deadline established by the Nasdaq panel). Achieving this time schedule is subject to completion of the review and approval by our former independent registered public accountants, KPMG.

2.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your form 10-Q for the period ended March 31, 2005 as well as the period covered by your form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.

The certifying officers are in the process of reconsidering the effect of the error on the adequacy of our disclosure controls and procedures as of the end of the periods covered by our form 10Q for the period ended March 31, 2005 as well as the period covered by our form 10K for the year ended December 31, 2004. We expect to include disclosure in the amendments to our form 10-K for the year ended December 31, 2004 and form 10-Q for the quarter ended March 31, 2005 regarding the conclusions of our evaluation. We expect to disclose in the amendments that, as a result of the errors, there existed control deficiencies that constitute one or more material weaknesses. We also expect to disclose that, as a result of these material weaknesses, the Company’s disclosure controls and procedures were not effective.

As a result of the errors, the Company has implemented changes to our internal control over financial reporting to insure our disclosure controls and procedures are adequate for the fiscal year ended December 31, 2005. The changes include hiring additional certified public accountants and implementing new review procedures. These changes will be described in more detail in our amended reports for the periods ended December 31, 2004 and March 31, 2005.

Please contact me at 732-652-3750 if you have any questions on our responses or if you have any additional comments.

Sincerely,

s/Thomas Murawski
Thomas F. Murawski
Chairman, President and Chief Executive Officer